AMENDMENT TO MANAGEMENT AGREEMENT


         This Amendment dated as of August 1, 1995, is to the Management Agreement dated August 27, 1992, by and between THE MONEY MARKET PORTFOLIOS, a Delaware business trust (the "Trust"), on behalf of THE MONEY MARKET PORTFOLIO and THE U.S. GOVERNMENT SECURITIES MONEY MARKET PORTFOLIO (the "Funds"), series of the Trust, and FRANKLIN ADVISERS, INC., a California corporation, (the "Manager"). The undersigned parties, intending to be legally bound, hereby agree as follows:

         (1)  Paragraph 4 B. is amended to read:

                  B. The management fee payable by a Fund shall be reduced or eliminated to the extent that Distributors has actually received cash payments of tender offer solicitation fees less certain cost and expenses incurred in connection therewith as set forth in paragraph 2.B.(c) of this Agreement. The Manager may waive all or a portion of its fees provided for hereunder and such waiver shall be treated as a reduction in purchase price of its services. The Manager shall be contractually bound hereunder by the terms of any publicly announced waiver of its fee, or any limitation of a Fund's expenses, as if such waiver or limitation were full set forth herein.

         (2) All other provisions of the Management Agreement dated August 27, 1992, remain in full force and effect.

         IN WITNESS WHEREOF, we have signed this Amendment as of the date and year first above written.




THE MONEY MARKET PORTFOLIOS


By /s/ Deborah R. Gatzek




FRANKLIN ADVISERS, INC.


By /s/ Harmon E. Burns